UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Ace*Comm Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

004404109

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 Pages

CUSIP No. 004404109	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

Oberweis Asset Management, Inc. 36-3668290
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☐
	Not Applicable	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER:

None
6 SHARED VOTING POWER:

0
7 SOLE DISPOSITIVE POWER:

None
8 SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐

Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%
12	TYPE OF REPORTING PERSON (See Instructions):

IA

CUSIP No. 004404109	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

James D. Oberweis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☐
	Not Applicable	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER:

None
6 SHARED VOTING POWER:

0
7 SOLE DISPOSITIVE POWER:

None
8 SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐

Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%
12	TYPE OF REPORTING PERSON (See Instructions):

IN

CUSIP No. 004404109	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSON: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only):

James W. Oberweis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☐
	Not Applicable	(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER:

None
6 SHARED VOTING POWER:

0
7 SOLE DISPOSITIVE POWER:

None
8 SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐

Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%
12	TYPE OF REPORTING PERSON (See Instructions):

IN

Item 1(a) Name of Issuer:

Ace*Comm Corporation

Item 1(b) Address of Issuer’s Principal Executive Offices:

704 Quince Orchard Road

Gaithersburg, MD 20878

Item 2(a) Name of Person Filing:

Oberweis Asset Management, Inc. (“OAM”)

James D. Oberweis

James W. Oberweis

Item 2(b) Address of Principal Business Office or, if none, Residence:

OAM, James D. Oberweis and James W. Oberweis are located at:

3333 Warrenville Road

Suite 500

Lisle, IL 60532

Item 2(c) Citizenship:

OAM is an Illinois Corporation.

James D. Oberweis and James W. Oberweis are U.S. citizens.

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP Number:

004404109

Item 3 Type of Person:

(e)	OAM is an investment adviser in accordance with §240.13d-1(b)(1)(ii)(E). James D. Oberweis and James W. Oberweis are the principal stockholders of OAM.

Item 4 Ownership (at December 31, 2006):

(a)	Amount owned “beneficially” within the meaning of rule 13d-3:

0 shares

(b)	Percent of class:

0% (based on 18,626,654 shares outstanding on November 8, 2006)

Page 5 of 10 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: none

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: none

(iv)	shared power to dispose or to direct disposition of: 0

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6 Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8 Identification and Classification of Members of the Group:

Not Applicable

Item 9 Notice of Dissolution of Group:

Not Applicable

Page 6 of 10 Pages

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2007

The undersigned corporation, on the date above written, agrees and consents to the joint filing on its behalf of this Schedule 13G in connection with its beneficial ownership of the security reported herein.

OBERWEIS ASSET MANAGEMENT, INC.

By:	/S/ PATRICK B. JOYCE
Patrick B. Joyce Executive Vice President

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.

By:	/S/ JAMES D. OBERWEIS
James D. Oberweis

The undersigned individual, on the date above written, agrees and consents to the joint filing on his behalf of this Schedule 13G in connection with his beneficial ownership of the security reported herein.

By:	/S/ JAMES W. OBERWEIS
James W. Oberweis

Page 8 of 10 Pages

Exhibit Index

Exhibit 1	Joint Filing Agreement dated as of February 14, 2007 between Oberweis Asset Management, Inc., James D. Oberweis and James W. Oberweis

Page 9 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree to the joint filing of the Schedule 13G to which this Agreement is attached.

Dated: February 14, 2007

OBERWEIS ASSET MANAGEMENT, INC.

By:	/S/ PATRICK B. JOYCE
Patrick B. Joyce Executive Vice President

/S/ JAMES D. OBERWEIS
James D. Oberweis

/S/ JAMES W. OBERWEIS
James W. Oberweis

Page 10 of 10 Pages